Trinity Mirror plc

08004371

4 August 2008

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

PROCESSED
AUG 20 2008
THOMSON REUTERS

Corinna Bridges
Company Secretarial Assistant

Encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

Regulatory Announcement

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Blocklisting Interim Review
Released	15:26 01-Aug-08
Number	4957A15

RNS Number : 4957A
Trinity Mirror PLC
01 August 2008

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2008

Name of *applicant*:		TRINITY MIRROR PLC		
Name of scheme:		Trinity Mirror plc Restricted Share Plan		
Period of return:	From:	1 February 2008	To:	31 July 2008
Balance of unallotted securities under scheme(s) from previous return:		104,326		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted		Nil		

under scheme(s) during period (see LR3.5.7G):	
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	104,326

Name of contact:	Paul Vickers, Secretary
Telephone number of contact:	020 7293 3359

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2008

Name of *applicant*:		TRINITY MIRROR PLC		
Name of scheme:		Trinity Mirror plc Savings Related Share Option Scheme		
Period of return:	From:	1 February 2008	To:	31 July 2008
Balance of unallotted securities under scheme(s) from previous return:		101,299		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil		

Equals: Balance under scheme(s) not yet issued/allotted at end of period:	101,299

Name of contact:	Paul Vickers, Secretary
Telephone number of contact:	020 7293 3359

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2008

Name of *applicant*:		TRINITY MIRROR PLC		
Name of scheme:		Trinity Mirror plc Executive Share Option Scheme		
Period of return:	From:	1 February 2008	To:	31 July 2008
Balance of unallotted securities under scheme(s) from previous return:		812,503		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil		
Equals: Balance under scheme(s) not yet		812,503		

issued/allotted at end of period:	

Name of contact:	Paul Vickers, Secretary
Telephone number of contact:	020 7293 3359

END

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